Exhibit (A)(5)

CERTIFICATE OF FORMATION

OF

LYONDELLBASELL FLAVORS & FRAGRANCES, LLC

This Certificate of Formation of LyondellBasell Flavors & Fragrances, LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

FIRST. The name of the limited liability company formed hereby is LyondellBasell Flavors & Fragrances, LLC.

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: This Certificate of Formation shall be effective on the date of filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on October 23, 2009.

By:
Craig B. Glidden, Authorized Person